Page 1 of 1Close Creating and Preserving Affordable and Workforce HousingAn important focus of the HIT’s activities is the creation of housing, particularly housing that is affordable to working families. The HIT finances new construction and substantial rehabilitation of projects that build and preserve housing across the U.S. In addition, the HIT helps to refinance projects that lower costs and preserve and extend affordability for low-and moderate-income families.Since 1984, the HIT has invested in:• 115,223 total units built or rehabilitated • 77,516 affordable and workforce units or 67% of total units These projects have financed: • Workforce housing provided for teachers, municipal workers, and others who qualify based on income. The percentage of area median income varies by area and by program. • Senior housing restricted to individuals of a specified age, typically 62 or older. • Healthcare facilities provide beds for severely ill children, rural underserved areas, and urban areas with additional needs. http://www.aflcio-hit.com/frame-templates/print_template.cfm9/4/2019